UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

EASYLINK SERVICES INTERNATIONAL CORPORATION
(Name of Issuer)
Series A Common Stock
(Title of Class of Securities)
277858106
(CUSIP Number)
April 25, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

CUSIP No. 277858106	13G/A	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS Blue Water Venture Fund II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		1,359,653*

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,359,653*

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,359,653*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* Does not include 55,260 shares of class A common stock, 6,897 shares of class A common stock subject to vesting restriction, or 75,000 shares of class A common stock issuable upon exercise of options, all of which are held by Kim D. Cooke, a managing director of Blue Water Capital II, L.L.C., the managing member of the reporting person, as to which shares the reporting person disclaims beneficial ownership.

CUSIP No. 277858106	13G/A	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:
EasyLink Services International Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:
6025 The Corners Parkway, Suite 100
Norcross, GA 30092

Item 2(a).	Name of Person Filing:
Blue Water Venture Fund II, LLC

Item 2(b).	Address of Principal Business Office or, if none, Residence:
1420 Beverly Road, Suite 300
McLean, VA 22101

Item 2(c).	Citizenship:
Delaware

Item 2(d).	Title of Class of Securities:
Series A Common Stock

Item 2(e).	CUSIP Number:
277858106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

(c)	☐ Insurance Company as defined in Section 3(a)(19) of the Act;

(d)	☐ Investment Company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of Investment Company Act of 1940;

(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).
Not applicable.

CUSIP No. 277858106	13G/A	Page 4 of 5 Pages

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer defined in Item 1.
(a)	Amount Beneficially Owned: 1,359,653*

(b)	Percent of Class: 5.6%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 1,359,653*

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,359,653*

(iv)	Shared power to dispose or to direct the disposition of: 0
Instruction. For computations regarding securities that represent a right to acquire an underlying security, see § 240.13d-3(d)(1).

*	Does not include 55,260 shares of class A common stock, 6,897 shares of class A common stock subject to vesting restriction, or 75,000 shares of class A common stock issuable upon exercise of options, all of which are held by Kim D. Cooke, a managing director of Blue Water Capital II, L.L.C., the managing member of the reporting person, as to which shares the reporting person disclaims beneficial ownership.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].
Instruction. Dissolution of a group requires a response to this item.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.
Not applicable.

CUSIP No. 277858106	13G/A	Page 5 of 5 Pages

Item 8.	Identification and Classification of Members of the Group.
If a group has filed this schedule pursuant to § 240.13d-1(b)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or 13d-1(d), attach an exhibit stating the identification of each member of the group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.
Not applicable.

Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 5, 2008

Date

/s/ Kim Daniel Cooke

Signature

Kim Daniel Cooke, Managing Director of Blue Water

Capital II, LLC, the Managing Member of Blue Water

Venture Fund II, LLC

Name/Title